

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2019

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway	
Chesapeake, Virginia	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	DLTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

Today, August 29, 2019, Dollar Tree, Inc. issued a press release reporting its fiscal 2019 second quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated August 29, 2019 issued by Dollar Tree, Inc.

104   The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 29, 2019

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 29, 2019 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. REPORTS RESULTS FOR THE SECOND QUARTER FISCAL 2019

~ Consolidated Sales Increased 3.9% to $5.74 Billion ~
~ GAAP Earnings per Diluted Share of $0.76 vs. Guidance Range of $0.64 to $0.73 ~
~ Enterprise Same-Store Sales Increased 2.4% ~
~ Same-Store Sales by Segment: Dollar Tree +2.4%, Family Dollar +2.4% ~
~ Increasing Fiscal 2019 Family Dollar H2 Renovation Projects from 1,000 to 1,150 ~

CHESAPEAKE, Va. - August 29, 2019 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today reported financial results for the quarter ended August 3, 2019.

"The turnaround of the Family Dollar business continues to gain momentum. Family Dollar's same-store sales increase of 2.4% was the third consecutive quarter of sequential acceleration and represented a 160 basis point improvement in the two-year stacked comp. And, despite sales headwinds created by the global helium shortage, the Dollar Tree segment delivered a same-store sales increase of 2.4%, while cycling a strong 3.7% increase from the prior year's quarter. Dollar Tree has now delivered 46 consecutive quarters of positive same-store sales, and eight consecutive quarters with two-year stacked comps exceeding 6%," stated Gary Philbin, President and Chief Executive Officer. "I am proud of the team's accomplishments. During the quarter, we successfully consolidated our store support centers and, as planned, closed 296 Family Dollar stores as part of our store optimization efforts. Additionally, we completed 542 Family Dollar renovations into the H2 format."

Second Quarter Results

Consolidated net sales increased 3.9% to $5.74 billion from $5.53 billion in the prior year's second quarter. Enterprise same-store sales increased 2.4%. Same-store sales for the Dollar Tree segment increased 2.4% on a constant currency basis (or 2.3% when adjusted to include the impact of Canadian currency fluctuations). The Company estimates the helium shortage negatively impacted Dollar Tree same-store sales by approximately 40 basis points. Same-store sales for the Family Dollar segment increased 2.4%.

Gross profit was $1.65 billion in the quarter compared to $1.66 billion in the prior year's second quarter. As a percentage of sales, gross margin was 28.7% of sales compared to 30.1% of sales in the prior year. The decrease in gross profit margin was driven by higher freight costs for both segments, and markdowns and shrink in the Family Dollar segment.

Selling, general and administrative expenses were 24.0% of sales compared to 23.2% of sales in the prior year's second quarter. The increase was driven by operating and corporate expenses related to the consolidation of the Company's store support centers, asset write-offs for closed stores, and payroll costs resulting from higher average hourly rates and store-level initiatives.

Operating income for the quarter was $268.9 million compared with $382.5 million in the same period last year and operating income margin was 4.7% of sales in the second quarter compared to 6.9% of sales in last year's quarter.

Net income was $180.3 million in the second quarter and GAAP diluted earnings per share for the quarter were $0.76 compared to $1.15 in the prior year's quarter.

The Company repurchased 881,624 shares during the quarter for $88.4 million. The Company has approximately $812 million remaining on its share repurchase authorization.

During the quarter, the Company opened 150 new stores, expanded or relocated 19 stores, and closed 296 Family Dollar stores and nine Dollar Tree stores. The Family Dollar store closings related to the Company's previously announced store optimization efforts. Additionally, the Company opened 106 Dollar Tree stores that were re-bannered from Family Dollar. Retail selling square footage at quarter end was approximately 119.7 million square feet.

First Six Months Results

Consolidated net sales increased 4.2% to $11.55 billion from $11.08 billion in the same period last year. Enterprise same-store sales increased 2.3% on a constant currency basis (or 2.2% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Dollar Tree segment increased 2.4%. Same-store sales for Family Dollar increased 2.1%.

Gross profit for the first six months increased $12.2 million to $3.38 billion. As a percentage of sales, gross margin was 29.2%, compared to 30.4% in the prior year period.

Selling, general and administrative expenses were 23.6% of sales compared to 23.0% of sales for the first six months of 2018.

Operating income for the period was $654.4 million. Operating income margin decreased to 5.7% of sales in the current year period from 7.4% of sales in the prior year.

Net income compared to the prior year's period increased 3.2% to $448.2 million and GAAP diluted earnings per share increased 3.3% to $1.88 compared to $1.82 in the prior year's period.

Update on Fiscal 2019 Discrete Costs

The Company's initial outlook for the year included discrete costs related to the Company's store support center consolidation and the acceleration of store optimization initiatives, including renovations, re-banners, and store closures. The Company has incurred approximately $76 million of discrete costs in the first half of the year, of which $48 million, or $0.16 per diluted share, was incurred in the second quarter. With the increased visibility of initiative-related costs, the Company now expects to incur a total of $85 million of discrete costs for fiscal 2019. The Company's updated outlook includes the remaining estimated $9 million, or $0.03 per diluted share, of discrete costs expected to be incurred in the third quarter of fiscal 2019.

Additionally, the Company previously expected to incur approximately $30 million of lease obligation and related closure costs in the second quarter related to Family Dollar closed stores. Based on recent interpretations of the lease accounting standard, certain lease obligation costs the Company expected to accrue in the quarter are now treated as period costs. The Company's second quarter included approximately $15 million, or $0.05 per diluted share, of costs for store closure asset write-offs and related costs.

Tariff Update

Earlier this year, the United States Trade Representative (USTR) began a process to impose a tariff on all of the $300 billion in Chinese goods which were not previously subject to a tariff under Section 301, referred to as List 4 goods.

On August 13, 2019, the USTR published the final description of products on List 4 and divided the list into two parts. Tariffs at the rate of ten percent (10%) on List 4A goods will go into effect September 1, 2019. Tariffs at the rate of ten percent (10%) on List 4B goods will go into effect December 15, 2019.

On August 23, 2019, the USTR announced that tariffs on List 1, 2, and 3 products would increase from 25% to 30% on October 1, 2019, tariffs on List 4A products would increase from 10% to 15% on September 1, 2019, and tariffs on List 4B products would increase from 10% to 15% on December 15, 2019. The Company estimates that without mitigation List 4A and the additional 5% tariff on Lists 1, 2, and 3 would cost the Company approximately $26 million in additional tariffs between September 1, 2019 and December 15, 2019.

Prior to the recent announcements on List 4 as well as the additional 5% tariff increase on all Lists, the Company believes it has successfully mitigated most of the adverse effects of the Section 301 tariffs. The Company has negotiated price concessions, cancelled orders, modified specifications, evolved product mix, and diversified vendors. The Company is now implementing actions that may mitigate the recently announced tariff increases, and will continue to assess the future impact of those tariffs.

Company Outlook

The Company estimates consolidated net sales for the third quarter of 2019 will range from $5.66 billion to $5.77 billion, based on a low single-digit increase in same-store sales for the enterprise. Diluted earnings per share are estimated to be in the range of $1.07 to $1.16. This estimate includes approximately $9 million, or $0.03 per diluted share, of discrete costs.

Consolidated net sales for full-year fiscal 2019 are now expected to range from $23.57 billion to $23.79 billion compared to the Company's previously expected range of $23.51 billion to $23.83 billion. This estimate is based on a low single-digit increase in same-store sales and 1.3% selling square footage growth. The Company now anticipates net income per diluted share for full-year fiscal 2019 will range between $4.90 and $5.11. The Company's updated outlook does not include the recently announced tariff increases, as the Company is currently working to mitigate these costs.

"I am very pleased with the traction and momentum we are seeing in the Family Dollar business. The team's efforts to improve the consistency of execution across the store base and our acceleration of initiatives to optimize the real estate portfolio are paying off. We are increasing our planned Family Dollar H2 renovations for fiscal 2019 by 150 stores, most of which will occur in the third quarter," Philbin added. "We are thrilled to now be operating from one consolidated store support center. One workspace should materially enhance alignment, communication, and efficiency, as well as our ability to support stores more effectively. Our focus continues to be to grow and improve our business to deliver increased value to long-term shareholders."

Conference Call Information

On Thursday, August 29, 2019, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 888-394-8218. A recorded version of the call will be available until midnight Wednesday, September 4, 2019, and may be accessed by dialing 888-203-1112. The access code is 6531689. A webcast of the call is accessible through Dollar Tree's website and will remain online through Wednesday, September 4, 2019.

Dollar Tree, a Fortune 200 Company, operated 15,115 stores across 48 states and five Canadian provinces as of August 3, 2019. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com
DLTR-E

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

	13 Weeks Ended			26 Weeks Ended		
	August 3, 2019		August 4, 2018	August 3, 2019		August 4, 2018
Net sales	$	5,740.6	$ 5,525.6	$ 11,549.3	$	11,079.3
Cost of sales		4,092.1	3,861.7	8,173.6		7,715.8
Gross profit		1,648.5	1,663.9	3,375.7		3,363.5
		28.7%	30.1%	29.2%		30.4%
Selling, general and administrative expenses		1,379.6	1,281.4	2,721.3		2,543.4
		24.0%	23.2%	23.6%		23.0%
Operating income		268.9	382.5	654.4		820.1
		4.7%	6.9%	5.7%		7.4%
Interest expense, net		40.1	46.1	81.5		276.1
Other expense (income), net		0.4	(1.3)	0.6		(1.1)
Income before income taxes		228.4	337.7	572.3		545.1
		4.0%	6.1%	5.0%		4.9%
Provision for income taxes		48.1	63.8	124.1		110.7
Income tax rate		21.1%	18.9%	21.7%		20.3%
Net income	$	180.3	$ 273.9	$ 448.2	$	434.4
		3.1%	5.0%	3.9%		3.9%
Net earnings per share:						
Basic	$	0.76	$ 1.15	$ 1.88	$	1.83
Weighted average number of shares		237.6	237.9	237.8		237.7
Diluted	$	0.76	$ 1.15	$ 1.88	$	1.82
Weighted average number of shares		238.3	238.6	238.7		238.5

DOLLAR TREE, INC.
Reconciliation of Non-GAAP Financial Measures
(In millions, except per share data)
(Unaudited)

From time-to-time, the Company's financial results include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purposes of analyzing operating performance, financial position or cash flows. However, the Company believes providing additional information in the form of non-GAAP measures that exclude the unusual, non-recurring expenses outlined below is beneficial to the users of its financial statements in evaluating the Company's current operating results in relation to past periods. In addition, the Company's debt covenants exclude the impact of certain unusual, non-recurring expenses. The Company has included a reconciliation of this information to the most comparable GAAP measures in the following tables.

On February 3, 2019, the Company adopted Financial Accounting Standards Board Accounting Standards Update No. 2016-2, "Leases (Topic 842)" and subsequent amendments ("ASC 842") which requires lessees to recognize right-of-use assets on the balance sheet. The Company did not elect the hindsight practical expedient; therefore, the adoption also resulted in the recognition of an estimate of the embedded impairment of right-of-use assets as a reduction to Retained earnings. In March 2019, the Company announced a store optimization program which includes the closing of up to 390 under-performing stores in 2019. Under ASC 842, the right-of-use assets must be amortized over the remaining operating terms which resulted in the acceleration of rent expense for the stores that the Company plans to close. The accelerated rent expense net of the rent foregone as a result of the embedded lease impairment was $6.7 million and this amount will be excluded in calculating the Company's compliance with its debt covenants, which requires reporting in accordance with GAAP as of the date of the Credit Agreement.

In the first quarter of 2018, the Company entered into a new Credit Agreement that provided a $1.25 billion revolving credit facility and a $782.0 million term loan facility. The Company also announced the registered offering of $750.0 million aggregate principal amount of Senior Floating Rate Notes due 2020, $1.0 billion of 3.7% Senior Notes due 2023, $1.0 billion of 4.0% Senior Notes due 2025 and $1.25 billion of 4.2% Senior Notes due 2028. In connection with entry into the new Credit Agreement, the Company terminated the existing Credit Agreement and paid a redemption premium of $6.5 million for the early payment of the Term Loan B-2 Loans. In connection with the offering of the new Senior Notes, the Company redeemed the 5.75% Senior Notes due 2023 and paid a redemption premium of $107.8 million. In connection with the termination of the old Credit Agreement and the payment of Term Loan B-2 and the 5.75% Senior Notes due 2023, the Company accelerated the expense of approximately $41.2 million of amortizable non-cash deferred financing costs and expensed approximately $0.4 million in non-capitalizable transaction costs. Interest on the new debt was approximately $7.9 million in the first quarter of 2018 and the interest foregone on the redemption of Term Loan A-1 and Term Loan B-2 was approximately $3.3 million.

Reconciliation of Adjusted Net Income:	26 Weeks Ended			
	August 3, 2019		**August 4, 2018**	
Net income (GAAP)	$	448.2	$	434.4
Cost of sales adjustment:				
Accelerated rent expense		6.7		—
Interest expense adjustment:				
Redemption premium on 2023 Senior Notes		—		107.8
Redemption premium on Term Loan B-2		—		6.5
Deferred financing costs acceleration and non-capitalizable transaction costs		—		41.6
Interest expense new Senior Notes		—		7.9
Interest expense foregone on redemption of Term Loan A-1 and Term Loan B-2		—		(3.3)
Provision for income taxes on adjustment		(1.5)		(36.9)
Adjusted Net income (Non-GAAP)	$	453.4	$	558.0

Reconciliation of Adjusted EPS:	26 Weeks Ended			
	August 3, 2019		**August 4, 2018**	
Diluted earnings per share (GAAP)	$	1.88	$	1.82
Adjustment, net of tax		0.02		0.52
Adjusted EPS (Non-GAAP)	$	1.90	$	2.34

DOLLAR TREE, INC.
Segment Information
(In millions, except store count)
(Unaudited)

	13 Weeks Ended				26 Weeks Ended			
	August 3, 2019		August 4, 2018		August 3, 2019		August 4, 2018	
Net sales:								
Dollar Tree	$ 2,957.7		$ 2,768.8		$ 5,917.1		$ 5,553.2	
Family Dollar	2,782.9		2,756.8		5,632.2		5,526.1	
Total net sales	$ 5,740.6		$ 5,525.6		$ 11,549.3		$ 11,079.3	
Gross profit:								
Dollar Tree	$ 999.0	33.8 %	$ 955.3	34.5 %	$ 2,020.2	34.1 %	$ 1,916.1	34.5 %
Family Dollar	649.5	23.3 %	708.6	25.7 %	1,355.5	24.1 %	1,447.4	26.2 %
Total gross profit	$ 1,648.5	28.7 %	$ 1,663.9	30.1 %	$ 3,375.7	29.2 %	$ 3,363.5	30.4 %
Operating income (loss):								
Dollar Tree	$ 334.0	11.3 %	$ 330.8	11.9 %	$ 725.0	12.3 %	$ 703.5	12.7 %
Family Dollar	15.4	0.6 %	113.6	4.1 %	105.7	1.9 %	257.5	4.7 %
Corporate and support	(80.5)	(1.4%)	(61.9)	(1.1%)	(176.3)	(1.5%)	(140.9)	(1.3%)
Total operating income	$ 268.9	4.7 %	$ 382.5	6.9 %	$ 654.4	5.7 %	$ 820.1	7.4 %

	13 Weeks Ended						26 Weeks Ended					
	August 3, 2019			August 4, 2018			August 3, 2019			August 4, 2018		
	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total
Store Count:												
Beginning	7,102	8,162	15,264	6,716	8,241	14,957	7,001	8,236	15,237	6,650	8,185	14,835
New stores	107	43	150	82	64	146	172	69	241	150	126	276
Re-bannered stores (a)	106	(100)	6	17	(21)	(4)	151	(184)	(33)	17	(24)	(7)
Closings	(9)	(296)	(305)	(3)	(23)	(26)	(18)	(312)	(330)	(5)	(26)	(31)
Ending	7,306	7,809	15,115	6,812	8,261	15,073	7,306	7,809	15,115	6,812	8,261	15,073
Selling Square Footage (in millions)	62.9	56.8	119.7	58.7	59.8	118.5	62.9	56.8	119.7	58.7	59.8	118.5
Growth Rate (Square Footage)	7.2%	(5.0%)	1.0%	4.6%	2.4%	3.5%	7.2%	(5.0%)	1.0%	4.6%	2.4%	3.5%

(a) Stores are included as re-banners when they close or open, respectively.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)
(Unaudited)

	August 3, 2019	February 2, 2019	August 4, 2018
Cash and cash equivalents	$ 623.4	$ 422.1	$ 647.3
Merchandise inventories	3,470.9	3,536.0	3,288.2
Other current assets	246.5	335.2	337.3
Total current assets	4,340.8	4,293.3	4,272.8
Property, plant and equipment, net	3,666.2	3,445.3	3,316.1
Restricted cash	24.9	24.6	—
Operating lease right-of-use assets	6,014.3	—	—
Goodwill	2,296.3	2,296.6	5,023.9
Favorable lease rights, net	—	288.7	334.5
Trade name intangible asset	3,100.0	3,100.0	3,100.0
Other assets	51.3	52.7	56.3
Total assets	$ 19,493.8	$ 13,501.2	$ 16,103.6
Current portion of long-term debt	$ 750.0	$ —	$ —
Current portion of operating lease liabilities	1,215.0	—	—
Accounts payable	1,455.4	1,416.4	1,241.7
Income taxes payable	—	60.0	14.1
Other current liabilities	673.6	619.3	651.6
Total current liabilities	4,094.0	2,095.7	1,907.4
Long-term debt, net, excluding current portion	3,518.6	4,265.3	5,041.8
Operating lease liabilities, long-term	4,767.4	—	—
Unfavorable lease rights, net	—	78.8	89.2
Deferred income taxes, net	960.2	973.2	976.0
Income taxes payable, long-term	30.1	35.4	30.1
Other liabilities	257.8	409.9	411.6
Total liabilities	13,628.1	7,858.3	8,456.1
Shareholders' equity	5,865.7	5,642.9	7,647.5
Total liabilities and shareholders' equity	$ 19,493.8	$ 13,501.2	$ 16,103.6

The February 2, 2019 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	26 Weeks Ended	
	August 3, 2019	**August 4, 2018**
Cash flows from operating activities:		
Net income	$ 448.2	$ 434.4
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	306.3	304.0
Provision for deferred income taxes	9.0	(9.4)
Amortization of debt discount and debt-issuance costs	3.3	51.7
Other non-cash adjustments to net income	61.4	49.1
Loss on debt extinguishment	—	114.7
Changes in operating assets and liabilities	15.8	(175.7)
Total adjustments	395.8	334.4
Net cash provided by operating activities	844.0	768.8
Cash flows from investing activities:		
Capital expenditures	(502.5)	(394.3)
Proceeds from governmental grant	16.5	—
Payments for fixed asset disposition	(2.7)	(0.4)
Net cash used in investing activities	(488.7)	(394.7)
Cash flows from financing activities:		
Proceeds from long-term debt, net of discount	—	4,775.8
Principal payments for long-term debt	—	(5,432.7)
Debt-issuance and debt extinguishment costs	—	(155.3)
Proceeds from revolving credit facility	—	50.0
Repayments of revolving credit facility	—	(50.0)
Proceeds from stock issued pursuant to stock-based compensation plans	9.1	10.2
Cash paid for taxes on exercises/vesting of stock-based compensation	(23.9)	(21.7)
Payments for repurchase of stock	(139.2)	—
Net cash used in financing activities	(154.0)	(823.7)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	0.3	(0.9)
Net increase (decrease) in cash, cash equivalents and restricted cash	201.6	(450.5)
Cash, cash equivalents and restricted cash at beginning of period	446.7	1,097.8
Cash, cash equivalents and restricted cash at end of period	$ 648.3	$ 647.3